FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.co[redacted]6 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓

02060254

Our Ref.: S/7911/94 LTO/kk

21 NOV 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

SUPPL

02 DEC -5 AM 9:27

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19th November, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

dlw 12/19

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

COPY

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

21 NOV 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19th November, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

We hereby acknowledge receipt of the documents herein referred.

Dated this .... day of .... 19 .

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The directors of China Resources Enterprise, Limited announced that the Company's subsidiary, CR Breweries Investment, entered into various acquisition agreements on the 19th November, 2002 for the acquisition of the remaining minority interests in each of the Target Companies currently controlled by CR Breweries, for an aggregate consideration of RMB140,000,000 (HK$131,600,000), subject to adjustments. Upon completion of the Acquisitions, all the Target Companies shall become wholly-owned subsidiaries of CR Breweries.

As the Vendor is a substantial shareholder of the respective Target Companies, which are in turn subsidiaries of the Company, the Vendor is a connected person (as defined in the Listing Rules) of the Company.

THE AGREEMENTS DATED 19TH NOVEMBER, 2002

1. Vendor: 瀋陽啤酒廠 (Shenyang Pi Jiu Chang)
   Purchaser: CR Breweries Investment
   Asset to be acquired: all of the 10 per cent. equity interest in China Resources (Shenyang) Snowflake Brewery Co., Ltd. currently held by Shenyang Pi Jiu Chang
   Consideration: RMB53,200,000 (HK$50,008,000), subject to adjustments mentioned below

2. Vendor: 瀋陽啤酒廠 (Shenyang Pi Jiu Chang)
   Purchaser: CR Breweries Investment
   Asset to be acquired: all of the 10 per cent. equity interest in Shenyang Snowflake Beer Co., Ltd. currently held by Shenyang Pi Jiu Chang
   Consideration: RMB53,200,000 (HK$50,008,000), subject to adjustments mentioned below

3. Vendor: 瀋陽啤酒廠 (Shenyang Pi Jiu Chang)
   Purchaser: CR Breweries Investment
   Asset to be acquired: all of the 10 per cent. equity interest in Shenyang Shengyang Beer Co., Ltd. currently held by Shenyang Pi Jiu Chang
   Consideration: RMB33,600,000 (HK$31,584,000), subject to adjustments mentioned below

Each of the Target Companies is currently owned as to 90 per cent. by CR Breweries and 10 per cent. by the Vendor. CR Breweries is a 51 per cent. subsidiary of the Company.

Each of the Agreements is only conditional upon the receipt of relevant Chinese government approvals in respect of the relevant transfer of equity interests thereunder. There is no long-stop date by which such approvals have to be obtained as the Directors do not anticipate any difficulty in obtaining such approvals. None of the Agreements is conditional upon completion of any other Agreement. Upon completion of the Acquisitions, all the Target Companies shall become wholly-owned subsidiaries of CR Breweries and the Vendor shall not hold any equity interests in any of the Target Companies. The aggregate value of the consideration for the Acquisitions amount to RMB140,000,000 (HK$131,600,000), subject to adjustments, which will be settled in cash funded through internal resources. The consideration for each Acquisition is payable in two instalments with the first instalment payable within five (5) business days after such Acquisition has become unconditional and the second and final instalment payable within five (5) business days of completion of the change in business registration procedures. In addition, in each of the Agreements for the Acquisitions, the Vendor and Purchaser agreed that the consideration payable to the Vendor shall be adjusted to include the Vendor's 10 per cent. share of all distributable audited profits as at 31st December, 2002 (per audited accounts to be prepared in accordance with PRC accounting standards) of the respective Target Companies, pro-rated only with respect to current year 2002 on the basis of a 365-day year up to 19th November, 2002. The Directors expect that adjustments to the consideration payable to the Vendor under the Acquisitions shall, in aggregate, not exceed RMB8.3 million (HK$7.8 million) and which sum shall be paid as soon as reasonably practicable after the publication in April 2003 of all the 2002 audited financial statements of the Target Companies. The consideration for each Acquisition has been arrived at after arm's length negotiations between the Vendor and Purchaser and is calculated by reference to the audited net asset value of the respective Target Companies. The audited combined net asset value of the Target Companies as at 31st December 2001 (prepared in accordance with Hong Kong accounting standards) are approximately RMB537.74 million (HK$505.5 million) and such net asset value as attributable to the respective interests being acquired are, in aggregate, approximately RMB53.8 million (HK$51 million) *(Note)*. The total maximum consideration payable for the Acquisitions (taking into account the possible adjustments to the consideration) therefore represent approximately 2.8 times such audited net asset value. The premium at which the consideration is payable over such audited net asset value is attributed to the intangible value of the *Snow* brand, the brand name under which the products of the Target Companies are currently being manufactured and sold and which brand is owned by one of the Target Companies, China Resources (Shenyang) Snowflake Brewery Co., Ltd., and will eventually become the national brand for the brewery network of the Group in the PRC.

The audited combined net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of the Target Companies as attributable to the respective interests being acquired are as follows:

	Year ended 31st December, 2001 *(RMB'000)*	2000
Aggregate net profits before taxation and extraordinary items attributable to interest being acquired *(Note)*	5,468 (equivalent to HK$5.14 million)	9,768 (equivalent to HK$9.2 million)
Aggregate net profits after taxation and extraordinary items attributable to interest being acquired *(Note)*	4,317 (equivalent to HK$4.06 million)	7,839 (equivalent to HK$7.4 million)

The directors of the Company (including the independent non-executive directors) consider that the Acquisitions are on normal commercial terms entered into in the ordinary course of business and such terms are fair and reasonable as far as the shareholders of the Company are concerned.

Note: The figures are presented on a combined basis as the Target Companies, being owned by the same shareholders, form part of the same business operations.

REASONS FOR THE ACQUISITIONS

The Acquisitions will enable CR Breweries to centralize the management and operations of these Target Companies. This, coupled with more efficient sharing of resources and technical knowhow with other breweries of the Group, will significantly reduce operational and administrative costs of the Target Companies. CR Breweries is in the process of implementing a national brand programme for *Snow*. The Acquisitions will facilitate the implementation as it allows CR Breweries to assume full ownership control of the Target Companies and the brand name, *Snow*.

INFORMATION ON THE TARGET COMPANIES

All of the Target Companies are engaged in the breweries business which involves the manufacturing and sale of beer in the PRC, control of which were acquired by the Group since 1993. The Target Companies form part of the national brewery network of the Group with approximately 27 breweries and an annual production capacity of about 3.7 million kilolitres.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing

2. Vendor: 瀋陽啤酒廠 (Shenyang Pi Jiu Chang)
Purchaser: CR Breweries Investment
Asset to be acquired: all of the 10 per cent. equity interest in Shenyang Snowflake Beer Co., Ltd. currently held by Shenyang Pi Jiu Chang
Consideration: RMB53,200,000 (HK$50,008,000), subject to adjustments mentioned below

3. Vendor: 瀋陽啤酒廠 (Shenyang Pi Jiu Chang)
Purchaser: CR Breweries Investment
Asset to be acquired: all of the 10 per cent. equity interest in Shenyang Shengyang Beer Co., Ltd. currently held by Shenyang Pi Jiu Chang
Consideration: RMB33,600,000 (HK$31,584,000), subject to adjustments mentioned below

Each of the Target Companies is currently owned as to 90 per cent. by CR Breweries and 10 per cent. by the Vendor. CR Breweries is a 51 per cent. subsidiary of the Company.

Each of the Agreements is only conditional upon the receipt of relevant Chinese government approvals in respect of the relevant transfer of equity interests thereunder. There is no long-stop date by which such approvals have to be obtained as the Directors do not anticipate any difficulty in obtaining such approvals. None of the Agreements is conditional upon completion of any other Agreement. Upon completion of the Acquisitions, all the Target Companies shall become wholly-owned subsidiaries of CR Breweries and the Vendor shall not hold any equity interests in any of the Target Companies. The aggregate value of the consideration for the Acquisitions amount to RMB140,000,000 (HK$131,600,000), subject to adjustments, which will be settled in cash funded through internal resources. The consideration for each Acquisition is payable in two instalments with the first instalment payable within five (5) business days after such Acquisition has become unconditional and the second and final instalment payable within five (5) business days of completion of the change in business registration procedures. In addition, in each of the Agreements for the Acquisitions, the Vendor and Purchaser agreed that the consideration payable to the Vendor shall be adjusted to include the Vendor's 10 per cent. share of all distributable audited profits as at 31st December, 2002 (per audited accounts to be prepared in accordance with PRC accounting standards) of the respective Target Companies, pro-rated only with respect to current year 2002 on the basis of a 365-day year up to 19th November, 2002. The Directors expect that adjustments to the consideration payable to the Vendor under the Acquisitions shall, in aggregate, not exceed RMB8.3 million (HK$7.8 million) and which sum shall be paid as soon as reasonably practicable after the publication in April 2003 of all the 2002 audited financial statements of the Target Companies. The consideration for each Acquisition has been arrived at after arm's length negotiations between the Vendor and Purchaser and is calculated by reference to the audited net asset value of the respective Target Companies. The audited combined net asset value of the Target Companies as at 31st December 2001 (prepared in accordance with Hong Kong accounting standards) are approximately RMB537.74 million (HK$505.5 million) and such net asset value as attributable to the respective interests being acquired are, in aggregate, approximately RMB53.8 million (HK$51 million) *(Note)*. The total maximum consideration payable for the Acquisitions (taking into account the possible adjustments to the consideration) therefore represent approximately 2.8 times such audited net asset value. The premium at which the consideration is payable over such audited net asset value is attributed to the intangible value of the *Snow* brand, the brand name under which the products of the Target Companies are currently being manufactured and sold and which brand is owned by one of the Target Companies, China Resources (Shenyang) Snowflake Brewery Co., Ltd., and will eventually become the national brand for the brewery network of the Group in the PRC.

The audited combined net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of the Target Companies as attributable to the respective interests being acquired are as follows:

	Year ended 31st December, 2001 *(RMB'000)*	2000
Aggregate net profits before taxation and extraordinary items attributable to interest being acquired *(Note)*	5,468 (equivalent to HK$5.14 million)	9,768 (equivalent to HK$9.2 million)
Aggregate net profits after taxation and extraordinary items attributable to interest being acquired *(Note)*	4,317 (equivalent to HK$4.06 million)	7,839 (equivalent to HK$7.4 million)

The directors of the Company (including the independent non-executive directors) consider that the Acquisitions are on normal commercial terms entered into in the ordinary course of business and such terms are fair and reasonable as far as the shareholders of the Company are concerned.

Note: The figures are presented on a combined basis as the Target Companies, being owned by the same shareholders, form part of the same business operations.

REASONS FOR THE ACQUISITIONS

The Acquisitions will enable CR Breweries to centralize the management and operations of these Target Companies. This, coupled with more efficient sharing of resources and technical knowhow with other breweries of the Group, will significantly reduce operational and administrative costs of the Target Companies. CR Breweries is in the process of implementing a national brand programme for *Snow*. The Acquisitions will facilitate the implementation as it allows CR Breweries to assume full ownership control of the Target Companies and the brand name, *Snow*.

INFORMATION ON THE TARGET COMPANIES

All of the Target Companies are engaged in the breweries business which involves the manufacturing and sale of beer in the PRC, control of which were acquired by the Group since 1993. The Target Companies form part of the national brewery network of the Group with approximately 27 breweries and an annual production capacity of about 3.7 million kilolitres.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

The Vendor is a substantial shareholder (but otherwise not connected to the Company), respectively holding 10 per cent. equity interests in the relevant Target Companies, which is in turn a subsidiary of the Company. Accordingly, the Vendor constitutes a connected person of the Company, and each of the Agreements constitutes a connected transaction of the Company, under the Listing Rules. The consideration payable under the Agreements, is, in aggregate, less than 3 percent of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Agreements will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisitions"	Each and all of the acquisitions of ten (10) per cent. equity interest in each of China Resources (Shenyang) Snowflake Brewery Co., Ltd., Shenyang Snowflake Beer Co., Ltd. and Shenyang Shengyang Beer Co., Ltd.
"Agreements"	The acquisition agreements each dated 19th November, 2002 as referred to in this announcement
"Company"	China Resources Enterprise, Limited
"CR Breweries"	China Resources Breweries Limited, a 51 per cent. subsidiary of the Company incorporated in the British Virgin Islands, currently the controlling and majority shareholder of each of the Target Companies
"CR Breweries Investment" or "Purchaser"	China Resources Breweries Investment Ltd. 華潤啤酒(中國)投資有限公司, a wholly-owned subsidiary of CR Breweries incorporated in the PRC
"Group"	Company and its subsidiaries
"PRC"	The People's Republic of China
"Target Companies"	Each and all of China Resources (Shenyang) Snowflake Brewery Co., Ltd., Shenyang Snowflake Beer Co., Ltd. and Shenyang Shengyang Beer Co., Ltd.
"Vendor"	瀋陽啤酒廠 (Shenyang Pi Jiu Chang)

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 19th November, 2002